UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ❒Form 20-F   ❒Form 11-K ❒ Form 10-Q   ❒ Form N-SAR   ❒Form N-CSR

For Period Ended: December 31, 2008

❒Transition Report on Form 10-K
❒Transition Report on Form 20-F
❒Transition Report on Form 11-K
❒Transition Report on Form 10-Q
❒Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

INVO Bioscience, Inc.
Full Name of Registrant

EMY’S SALSA AJI DISTRIBUTION COMPANY, INC.
Former Name if Applicable

100 Cummings Center, Suite 421E
Address of Principal Executive Office

Beverly, MA 01915
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has determined that it is unable to file its Form 10-K for the year ended December 31, 2008 by the March 31, 2009 due date because the Company as not able to complete timely its financial statements without unreasonable effort or expense.  Accordingly, the Company is requesting the fifteen-day extension permitted by the rules of the Securities and Exchange Commission to file its Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert J. Bowdring	(978)	878-9505 ext 508
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes x No o

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes x   No o

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INVO Bioscience anticipates significant changes in the results of operations for the annual period ended December 31, 2008 compared to the corresponding period in 2007.  On December 5, 2008, INVO Bioscience, Inc. completed a share exchange with Emy’s Salsa AJI Distribution Company, Inc. (“Emy’s”).  Emy’s was incorporated on July 11, 2005, under the laws of the State of Nevada under the name Certiorari Corp.  In connection with the reverse merger, INVO Bioscience became our wholly-owned subsidiary and the INVO Bioscience Shareholders acquired control of Emy’s as well as changed the name of the company.  INVO Bioscience was formed in January 2007 under the laws of the Commonwealth of Massachusetts under the name “Bio X Cell, Inc.,” which was the business successor to Medelle Corporation.

We currently estimate that for the period ended December 31, 2008, INVO Bioscience will report a net loss of approximately $1,498,096 or $(0.028) per share compared to a net loss of $43,368 or $(0.004) per share, for the period ended December 31, 2007.  The increased loss is a result of the company changing direction, going from a salsa distribution company without any employees and revenue to a medical device company.  INVO Bioscience’s principal business is providing its patented INVOcell technology to help infertile couples have a baby.  We have one principal product, the manufacturing and distribution of the INVOcell technology.  The Company currently employs six people and has received the “CE Mark” allowing it to distribute and sell its product in Europe, Canada, some countries in Latin America, Asia, the Mid-East and Africa.    INVO Bioscience invoiced its first sales of the INVOcell selling 215 units along with 16 INVO Blocks for total revenue of $38,000 in the fourth quarter of 2008.  Further, we have successfully signed contracts for the purchase of the INVO cell device in Pakistan, Turkey, Peru and Canada.  In 2008 the Company spent approximately $78,000 in R&D expenses for regulatory items and $1,408,000 in expenses primarily for personnel, travel and legal costs related to the development of new markets across the world and the merger of the two companies compared to $43,000 spent in 2007 for start up, organizational, legal and accounting costs.

The foregoing estimates of INVO Bioscience’s results of operations for the annual period ending December 31, 2008 and the corresponding period of 2007 are subject to change pending the completion our financial statements and the completion by RBSM, LLP, our independent auditors, of their audits of the annual financial statements.

INVO Bioscience, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2009	By:	/s/ Robert J. Bowdring
Robert J. Bowdring
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).